Exhibit 3.1



              This composite of the Restated Articles of Incorporation of Publix Super Markets, Inc. (the Corporation) reflects the provisions of the Corporation's Restated Articles of Incorporation as restated on June 25, 1979 as amended by (i) Articles of Amendment dated February 22, 1984, (ii) Articles of Amendment dated June 24, 1992,
              (iii) Articles of Amendment dated June 4, 1993, and (iv) Articles of Amendment dated April 18, 2006.



                  COMPOSITE RESTATED ARTICLES OF INCORPORATION
                                       OF
                           PUBLIX SUPER MARKETS, INC.



                    Pursuant to Florida Statute 607.194 (1977), PUBLIX SUPER
              MARKETS, INC., originally incorporated under the name LAKELAND GROCERY COMPANY and whose original Articles of Incorporation were filed with Florida's Secretary of State on December 27, 1921, hereby integrates all of the provisions of its Articles of Incorporation and Amendments thereto which are now in effect and operative as a result of having been previously filed by the Department of State.

                                    ARTICLE I
                                    ---------
                    The name of this Corporation shall be PUBLIX SUPER MARKETS,
              INC. and its principal place of business shall be in Lakeland, Polk County, Florida, but it may establish branch places of business in any other city, county or state, and it may change its principal place of business by a majority vote of the stockholders of the Corporation.

                                   ARTICLE II
                                   ----------
                    This Corporation is organized for the purpose of transacting any and all lawful business permitted under the Florida General Corporation Act.

                                   ARTICLE III
                                   -----------
                    The amount of common capital stock authorized is One
              Billion Dollars ($1,000,000,000) divided into One Billion (1,000,000,000) shares of stock at a par value of one dollar ($1.00) per share. The holders of common capital stock of this Corporation shall have no preemptive right to subscribe for and purchase their proportionate share of any additional common capital stock issued by this Corporation, from and after the issuance of the shares originally subscribed for by the stockholders of this Corporation, whether such additional shares be issued for cash, property, services or any other consideration and whether or not such shares be presently authorized or be authorized by subsequent amendment to these Articles of Incorporation. The Board of Directors of this Corporation shall have the authority to acquire by purchase and hold from time to time any share of its issued and outstanding common capital stock for such consideration and upon such terms and conditions as the Board of Directors in its discretion shall deem proper and reasonable in the interest of this Corporation.

                                   ARTICLE IV
                                   ----------
                    This Corporation shall exist perpetually.

                                    ARTICLE V
                                    ---------
                    The business or businesses of this Corporation shall be
              conducted by its officers and Board of Directors, which Board of Directors until changed shall consist of seven persons but the number of Directors may be increased from time to time by an amendment by the Board of Directors of the By-Laws of the Corporation but the number of Directors shall never be less than three.